Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of November, 2006

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	3Q06 Financials, November 8, 2006
2.	Minutes of a meeting of the Board of Directors, November 8, 2006

Item 1

(Convenience Translation into English from
the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Interim Financial Statements for the Quarter
and Nine-month Period ended September
30, 2006 and Independent Accountants’
Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of
Ultrapar Participações S.A.
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of Ultrapar Participações S.A. and subsidiaries as of and for the quarter and nine-month period ended September 30, 2006, prepared in accordance with Brazilian accounting practices and under the responsibility of the Company’s management, consisting of the balance sheets (Company and consolidated), the related statements of income and the performance report.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. Additionally, we have reviewed the consolidated statements of cash flows, included in Note 23 to the interim financial statements, for the nine-month periods ended September 30, 2006 and 2005, which are presented for purposes of additional analysis and are not a required part of the basic interim financial statements. Such statements have been subjected to the review procedures described in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made to these statements for them to be fairly stated, in all material respects, in relation to the interim financial statements taken as a whole.

Deloitte Touche Tohmatsu

5. We had previously reviewed the Company and consolidated balance sheets as of June 30, 2006 and the Company and consolidated statements of income for the quarter and nine--month period ended September 30, 2005, presented for comparative purposes, and issued unqualified special review reports thereon, dated July 28, 2006 and October 28, 2005, respectively.

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 27, 2006

DELOITTE TOUCHE TOHMATSU	Altair Tadeu Rossato
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF SEPTEMBER 30, 2006 AND JUNE 30, 2006
(In thousands of Brazilian reais - R$)

	Company		Consolidated			Company		Consolidated

ASSETS	09/30/06	06/30/06	09/30/06	06/30/06	LIABILITIES AND STOCKHOLDERS' EQUITY	09/30/06	06/30/06	09/30/06	06/30/06

CURRENT ASSETS					CURRENT LIABILITIES
Cash and banks	272	153	31,691	47,256	Loans and financing	-	-	120,927	120,263
Temporary cash investments	295,529	378,986	1,029,598	1,064,124	Debentures	3,075	15,346	3,075	15,346
Trade accounts receivable	-	-	390,796	355,644	Trade accounts payable	126	324	81,149	90,036
Inventories	-	-	168,327	197,250	Payroll and related charges	45	45	79,304	66,901
Recoverable taxes	15,363	16,825	102,802	90,491	Taxes payable	61	7	20,719	16,029
Deferred income and social contribution taxes	37	42	25,890	22,255	Dividends payable	22,886	13,355	25,941	16,364
Dividends receivable	-	12,232	-	-	Income and social contribution taxes	-	-	1,336	5,431
Other	21	23	9,002	8,668	Deferred income and social contribution taxes	-	-	191	210
Prepaid expenses	560	536	5,731	8,540	Other	3	4	3,250	3,402

Total current assets	311,782	408,797	1,763,837	1,794,228	Total current liabilities	26,196	29,081	335,892	333,982

LONG-TERM ASSETS					LONG-TERM LIABILITIES
Cash investments	-	-	540,880	522,376	Loans and financing	-	-	1,036,089	1,036,059
Related companies	38,394	20,409	5,671	5,273	Debentures	300,000	300,000	300,000	300,000
Deferred income and social contribution taxes	3,036	2,976	73,773	72,540	Related companies	447,061	447,061	5,031	5,060
Recoverable taxes	9,475	5,603	47,756	42,413	Deferred income and social contribution taxes	-	-	25,020	24,746
Escrow deposits	-	-	16,173	16,053	Other taxes	9,237	9,063	40,086	42,092
Trade accounts receivable	-	-	19,389	21,278	Other	-	-	2,114	2,114
Prepaid expenses	-	-	13,247	13,790
					Total long-term liabilities	756,298	756,124	1,408,340	1,410,071
Other	520	728	1,350	239

Total long-term assets	51,425	29,716	718,239	693,962	MINORITY INTEREST	-	-	33,199	31,884

PERMANENT ASSETS
Investments:					STOCKHOLDERS' EQUITY
Subsidiary and affiliated companies	2,381,371	2,293,225	4,876	4,828	Capital	946,034	946,034	946,034	946,034
Other	186	186	26,119	28,169	Capital reserve	2,046	2,046	483	431
Property, plant and equipment	-	-	1,113,808	1,089,193	Revaluation reserve	13,533	14,186	13,533	14,186
Deferred charges	-	-	107,830	107,122	Profit reserves	837,502	837,502	837,502	837,502
					Treasury shares	(6,018)	(4,894)	(9,447)	(8,433)
Total permanent assets	2,381,557	2,293,411	1,252,633	1,229,312	Retained earnings	169,173	151,845	169,173	151,845

					Total stockholders' equity	1,962,270	1,946,719	1,957,278	1,941,565

					Total minority interest and stockholders' equity	1,962,270	1,946,719	1,990,477	1,973,449

					TOTAL LIABILITIES AND STOCKHOLDERS'
TOTAL ASSETS	2,744,764	2,731,924	3,734,709	3,717,502	EQUITY	2,744,764	2,731,924	3,734,709	3,717,502

The accompanying notes are integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
FOR THE QUARTERS ENDED SEPTEMBER 30, 2006 AND 2005
(In thousands of Brazilian reais - R$, except for earnings per share)

	Company		Consolidated

	09/30/06	09/30/05	09/30/06	09/30/05

GROSS SALES AND SERVICES	-	-	1,415,025	1,346,039
Deductions	-	-	(119,831)	(116,789)

NET SALES AND SERVICES	-	-	1,295,194	1,229,250
Cost of sales and services	-	-	(1,029,861)	(1,009,656)

GROSS PROFIT	-	-	265,333	219,594

EQUITY IN SUBSIDIARIES AND AFFILIATED COMPANIES	88,301	66,207	49	21

OPERATING (EXPENSES) INCOME	71	(14)	(153,391)	(140,453)

Selling	-	-	(51,303)	(48,455)
General and administrative	70	(14)	(70,562)	(59,488)
Management compensation	-	-	(1,459)	(1,423)
Depreciation and amortization	-	-	(30,785)	(31,671)
Other operating income, net	1	-	718	584

INCOME FROM OPERATIONS BEFORE FINANCIAL ITEMS	88,372	66,193	111,991	79,162
Financial income (expenses), net	722	1,582	(2,944)	(2,751)

Financial income	12,400	16,199	43,444	31,496
Financial expenses	(11,678)	(14,617)	(46,388)	(34,247)

INCOME FROM OPERATIONS	89,094	67,775	109,047	76,411
Nonoperating (expenses) income, net	-	-	(7,677)	(718)

INCOME BEFORE TAXES ON INCOME AND
MINORITY INTEREST	89,094	67,775	101,370	75,693

INCOME AND SOCIAL CONTRIBUTION TAXES	(264)	(515)	(11,185)	(7,426)

Current	(318)	(316)	(35,506)	(35,842)
Benefit of tax holidays - ADENE	54	(199)	15,352	15,343
Deferred	-	-	8,969	13,073

INCOME BEFORE MINORITY INTEREST	88,830	67,260	90,185	68,267
Minority interest	-	-	(1,355)	(1,007)

NET INCOME	88,830	67,260	88,830	67,260

EARNINGS PER SHARE - R$	1.09525	0.82927	1.09525	0.82927

The accompanying notes are integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005
(In thousands of Brazilian reais - R$, except for earnings per share)

	Company		Consolidated

	09/30/06	09/30/05	09/30/06	09/30/05

GROSS SALES AND SERVICES	-	-	3,914,718	3,922,425
Deductions	-	-	(324,445)	(354,136)

NET SALES AND SERVICES	-	-	3,590,273	3,568,289
Cost of sales and services	-	-	(2,889,278)	(2,838,905)

GROSS PROFIT	-	-	700,995	729,384

EQUITY IN SUBSIDIARIES AND AFFILIATED COMPANIES	242,171	257,260	696	1,395

OPERATING (EXPENSES) INCOME	(335)	(235)	(439,996)	(408,874)

Selling	-		(144,859)	(138,560)
General and administrative	(335)	(236)	(200,901)	(172,637)
Management compensation	-	-	(4,105)	(4,374)
Depreciation and amortization	-	-	(91,925)	(94,341)
Other operating income, net	-	1	1,794	1,038

INCOME FROM OPERATIONS BEFORE FINANCIAL ITEMS	241,836	257,025	261,695	321,905
Financial income (expenses), net	4,528	633	31,952	(28,224)

Financial income	40,680	31,131	117,261	71,371
Financial expenses	(36,152)	(30,498)	(85,309)	(99,595)

INCOME FROM OPERATIONS	246,364	257,658	293,647	293,681
Nonoperating (expenses) income, net	-	-	(20,911)	(3,224)

INCOME BEFORE TAXES ON INCOME AND
MINORITY INTEREST	246,364	257,658	272,736	290,457

INCOME AND SOCIAL CONTRIBUTION TAXES	(6,332)	(116)	(35,370)	(30,495)

Current	(6,468)	(374)	(101,692)	(104,425)
Benefit of tax holidays - ADENE	136	258	46,105	54,701
Deferred	-	-	20,217	19,229

INCOME BEFORE MINORITY INTEREST	240,032	257,542	237,366	259,962
Minority interest	-	-	(3,643)	(2,420)

NET INCOME	240,032	257,542	233,723	257,542

EARNINGS PER SHARE - R$	2.95952	3.17534	2.88173	3.17534

The accompanying notes are integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A.

IDENTIFICATION

01.01 - CAPITAL COMPOSITION
Number of shares (Thousands)	Current quarter 09/30/2006	Prior quarter 06/30/2006	Same quarter in prior year 09/30/2005
Paid-up Capital
1 - Common	49,430	49,430	49,430
2 - Preferred	31,895	31,895	31,895
3 - Total	81,325	81,325	81,325
Treasury Stock
4 - Common	7	7	7
5 - Preferred	213	182	211
6 - Total	220	189	218

01.02 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER
1 - ITEM	2 - EVENT	3 - APPROVAL	4 - REVENUE	5 - BEGINNING OF PAYMENT	7 - TYPE OF SHARE	8 - AMOUNT PER SHARE
01 02	Board of Director’s Meeting Board of Director’s Meeting	08/02/2006 08/02/2006	Dividends Dividends	08/17/2006 08/17/2006	Common Preferred	0.8873980000 0.8873980000

01.03 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR
1 - ITEM	2 - DATE OF ALTERATION	3 - AMOUNT OF THE CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (THOUSAND)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE QUARTER AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006
(In thousands of Brazilian reais - R$, unless otherwise stated)

1. OPERATIONS

Ultrapar Participações S.A. (the “Company”) invests in commercial and industrial activities, including subscription or purchase of shares of other companies with similar activities.

Through its subsidiaries, the Company is engaged in the distribution of liquefied petroleum gas - LPG (Ultragaz), production and sale of chemicals (Oxiteno) and logistic services for chemicals and fuels (Ultracargo).

2. PRESENTATION OF INTERIM FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices adopted to record transactions and prepare the interim financial statements - ITR are those established by Brazilian accounting practices and the Brazilian Securities Commission (CVM).

a)	Results of operations

Determined on the accrual basis of accounting. Revenues from sales and respective costs are recognized when the products are delivered to the customers or services are performed, and the transfer of risks, rights and obligations associated with the ownership of products takes place.

b)	Current and long-term assets

Temporary cash and long-term investments are stated at cost, plus accrued income (on a “pro rata temporis” basis), which approximate to the market value. Temporary cash investments include the results from hedge transactions, as described in Notes 4 and 19, that management intends to hold to maturity.

The allowance for doubtful accounts is based on estimated losses and is considered by management to be sufficient to cover potential losses on accounts receivable.

Inventories are stated at the lower of average cost of acquisition or production, market or net realizable value.

Other assets are stated at the lower of cost or probable realizable values, including, when applicable, accrued income and monetary variations or net of allowances for potential losses.

Ultrapar Participações S.A. and Subsidiaries

c)	Permanent assets

  Investments

  Significant investments in subsidiaries and affiliated companies are recorded underthe equity method, as shown in Note 10.

  Other investments are stated at acquisition cost, less an allowance for losses, shouldthe loss not be considered temporary.

  Property, plant and equipment

  Stated at cost of acquisition, process or construction, and include revaluation write-ups, recorded in prior years, based on appraisal reports issued by independentappraisers, in accordance with item 68, letter b), of CVM Resolution No. 183/95.

  Depreciation is calculated on a straight-line basis at the annual rates described inNote 11, based on the economic useful lives of the assets.

  Deferred charges

  Deferred charges comprise costs incurred in the installation of equipment atcustomers’ facilities, projects to modernize systems, and goodwill on acquisition ofsubsidiaries, as mentioned in Note 12.

d)	Current and long-term liabilities

Stated at known or estimated amounts including, when applicable, accrued charges, and monetary and exchange variations incurred during the period.

e)	Income and social contribution taxes

Income and social contribution taxes, current and deferred (according to CVM Resolution No. 273/98) are measured on the basis of effective rates and include the benefit of tax holidays.

f)	Basis for translation of the financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries are translated into Brazilian reais at the exchange rate in effect as of the date of the interim financial statements - ITR. The criteria for preparation of the financial statements have been adapted to conform to Brazilian accounting practices.

g)	Statements of cash flows

The Company is presenting the statements of cash flows as supplementary information, prepared in accordance with Accounting Standard and Procedure (NPC) No. 20 issued by IBRACON (Brazilian Institute of Independent Auditors).

Ultrapar Participações S.A. and Subsidiaries

3. CONSOLIDATION PRINCIPLES

The consolidated financial statements have been prepared in accordance with the basic consolidation principles established by Brazilian corporate law and the Brazilian Securities Commission (CVM), and include the following direct and indirect subsidiaries:

	Ownership interest - %

	09/30/2006		06/30/2006

	Direct	Indirect	Direct	Indirect

Ultragaz Participações Ltda.	100	-	100	-
Companhia Ultragaz S.A.	-	99	-	99
SPGás Distribuidora de Gás Ltda.	-	99	-	99
Bahiana Distribuidora de Gás Ltda.	-	100	-	100
Utingás Armazenadora S.A.	-	56	-	56
LPG International Inc.	-	100	-	100
Ultracargo - Operações Logísticas e
Participações Ltda.	100	-	100	-
Melamina Ultra S.A. Indústria Química	-	99	-	99
Transultra - Armazenamento e Transporte
Especializado Ltda.	-	100	-	100
Terminal Químico de Aratu S.A. - Tequimar	-	99	-	99
Oxiteno S.A. - Indústria e Comércio	100	-	100	-
Oxiteno Nordeste S.A. - Indústria e Comércio	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad
Ltda.	-	100	-	-
Oleoquímica Indústria e Comércio de Produtos
Químicos Ltda.	-	100	-	100
Barrington S.L.	-	100	-	100
Canamex Químicos S.A. de C.V.	-	100	-	100
Canamex Servicios Corporativos S.A. de C.V.	-	100	-	100
Canamex Servicios Industriales S.A. de C.V.	-	100	-	100
Oxiteno International Corp.	-	100	-	100
Oxiteno Overseas Corp.	-	100	-	100
Imaven Imóveis e Agropecuária Ltda.	100	-	100	-

Upon consolidation, intercompany investments, accounts, transactions and profits were eliminated. Minority interest in subsidiaries is presented separately in the financial statements.

Ultrapar Participações S.A. and Subsidiaries

4. TEMPORARY CASH AND LONG-TERM INVESTMENTS

These investments, contracted with leading banks, are substantially composed of: (i) public securities and private securities issued by leading banks, notes issued by the Austrian Government, and fixed-income funds, all linked to the interbank deposit rate (CDI); (ii) abroad, in fixed-income funds, certificates of deposit and corporate securities; and (iii) currency hedges. They are stated at cost plus accrued income on a “pro rata temporis” basis.

	Company		Consolidated

	09/30/2006	06/30/2006	09/30/2006	06/30/2006

Austrian notes, indexed in
Brazilian reais	-	-	377,144	366,546
Securities and fixed-income funds	295,529	378,986	440,161	479,713
Foreign investments (a) (c)	-	-	803,649	787,734
Net expenses on hedge transactions (b)	-	-	(50,476)	(47,493)

Total	295,529	378,986	1,570,478	1,586,500

Current portion	295,529	378,986	1,029,598	1,064,124
Long-term portion	-	-	540,880	522,376

(a)	Investments made by the indirect subsidiaries Oxiteno Overseas Corp., Oxiteno International Corp. and Canamex Químicos S.A. de C.V. in fixed-income funds, certificates of deposit, Brazilian corporate securities, and low risk investment grade corporate securities.

(b)	Accumulated gain or loss on hedge positions (see Note 19).

(c)	In April 2006, subsidiary Oxiteno Overseas Corp., owner of notes in the amount of US$60 million issued by Companhia Ultragaz S.A. in the international market in 1997 (Original Notes), sold these Original Notes to a foreign financial institution. Concurrently, subsidiary Oxiteno Overseas Corp. acquired from this financial institution a credit linked note backed by the Original Notes. This transaction provides a financial gain for the Company, corresponding to the difference between the interest rate paid for the credit linked note and the Original Notes, as mentioned in Note 13.b).

Ultrapar Participações S.A. and Subsidiaries

5. TRADE ACCOUNTS RECEIVABLE (CONSOLIDATED)

	09/30/2006	06/30/2006

Domestic customers	403,747	375,673
Foreign customers	86,933	71,714
(-) Advances on export contracts	(58,022)	(45,333)

(-) Allowance for doubtful accounts	(22,473)	(25,132)

	410,185	376,922

Current portion	390,796	355,644
Long-term portion	19,389	21,278

The changes in the allowance for doubtful accounts are shown below:

Balance as of June 30, 2006		25,132
Addition recorded in selling expenses		3,084
Utilization		(5,743)

Balance as of September 30, 2006		22,473

6. INVENTORIES (CONSOLIDATED)

	09/30/2006			06/30/2006

		Provision			Provision
		for			for
	Cost	losses	Net	Cost	losses	Net

Finished products	85,987	(1,533)	84,454	108,733	(1,274)	107,459
Work in process	807	-	807	222	-	222
Raw materials	38,389	(82)	38,307	34,679	(79)	34,600
Liquefied petroleum gas
(LPG)	15,165	-	15,165	22,351	-	22,351
Supplies and cylinders for
resale	16,847	(458)	16,389	18,491	(773)	17,718
Advances to suppliers -
mainly LPG	13,205	-	13,205	14,900	-	14,900

	170,400	(2,073)	168,327	199,376	(2,126)	197,250

The changes in the provision for losses on inventories are shown below:

Balance as of June 30, 2006						2,126
Addition						2,278
Reversal						(2,331)

Balance as of September 30, 2006						2,073

Ultrapar Participações S.A. and Subsidiaries

7. RECOVERABLE TAXES

Represented substantially by credit balances of ICMS (state VAT), IPI (federal VAT), PIS and COFINS (taxes on revenue), and income and social contribution taxes.

	Company		Consolidated

	09/30/2006	06/30/2006	09/30/2006	06/30/2006

Income and social contribution taxes	24,714	22,365	60,101	53,927
ICMS	-	-	83,885	77,344
Provision for losses - ICMS (*)	-	-	(36,755)	(39,433)
PIS and COFINS	54	22	30,574	32,917
IPI	-	-	1,992	287
VAT of subsidiary Canamex
Químicos S.A. de C.V.	-	-	10,220	7,146
Other	70	41	541	716

Total	24,838	22,428	150,558	132,904

Current portion	15,363	16,825	102,802	90,491
Long-term portion	9,475	5,603	47,756	42,413

(*)	The provision refers to credit balances that the subsidiaries estimate they will be unable to offset in the future.

The changes in the provision for losses on ICMS are shown below:

Balance as of June 30, 2006	39,433
Addition	4,852
Reversal	(7,530)

Balance as of September 30, 2006	36,755

8. RELATED COMPANIES

	Company

	Assets	Liabilities

Ultracargo - Operações Logísticas e Participações Ltda.	-	390,947
Melamina Ultra S.A. - Indústria Química	-	456
Oxiteno S.A. - Indústria e Comércio	25,504	-
Oxiteno Nordeste S.A. - Indústria e Comércio	-	33,000
Ultragaz Participações Ltda.	9,951	-
Companhia Ultragaz S.A.	2,939	-
Imaven Imóveis e Agropecuária Ltda.	-	22,658

Total as of September 30, 2006	38,394	447,061

Total as of June 30, 2006	20,409	447,061

Ultrapar Participações S.A. and Subsidiaries

	Consolidated

	Loans		Trade accounts

	Assets	Liabilities	Receivable	Payable

Química da Bahia Indústria e Comércio S.A.	-	3,903	-	-
Serma Associação dos Usuários de Equipamentos de
Processamentos de Dados e Serviços Correlatos	5,652	-	-	-
Petroquímica União S.A.	-	-	-	1,809
Oxicap Indústria de Gases Ltda.	-	-	-	945
Liquigás Distribuidora S.A.	-	-	182	-
Petróleo Brasileiro S.A. - Petrobras	-	-	3,481	-
Copagaz Distribuidora de Gás Ltda.	-	-	103	-
Braskem S.A.	-	-	-	5,666
SHV Gás Brasil Ltda.	-	-	98	-
Plenogás - Distribuidora de Gás S.A.	-	871	-	-
Other	19	257	49	-

Total as of September 30, 2006	5,671	5,031	3,913	8,420

Total as of June 30, 2006	5,273	5,060	11,605	29,525

		Consolidated

		Transactions		Financial income (expenses)

		Sales	Purchases

Petroquímica União S.A.		-	100,415	-
Oxicap Indústria de Gases Ltda.		-	6,682	-
Liquigás Distribuidora S.A.		2,510	-	-
Química da Bahia Indústria e Comércio S.A.		-	-	(232)
Petróleo Brasileiro S.A. - Petrobras		23	1,499,998	-
Copagaz Distribuidora de Gás Ltda.		767	-	-
Braskem S.A.		38,196	463,890	-
SHV Gás Brasil Ltda.		751	-	-
Other		652	-	-

Total as of September 30, 2006		42,899	2,070,985	(232)

Total as of September 30, 2005		64,124	2,090,638	(357)

The loan balance with Química da Bahia Indústria e Comércio S.A. is adjusted based on the Brazilian long-term interest rate (TJLP). Other loans are not subject to financial charges. Purchase and sale transactions refer substantially to purchases of raw materials, other materials and transportation and storage services, carried out at market prices and conditions.

The loan agreement with Ultracargo - Operações Logísticas e Participações Ltda. results substantially from the sale of shares issued by Oxiteno S.A. - Indústria e Comércio to the Company, so as to avoid cross shareholding resulting from a corporate restructuring conducted in 2002.

Ultrapar Participações S.A. and Subsidiaries

9. INCOME AND SOCIAL CONTRIBUTION TAXES

a)	Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax assets and liabilities, which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plant and equipment, and other procedures. The tax credits are based on continuing profitability from operations. Deferred income and social contribution taxes are presented in the following principal categories:

	Company		Consolidated

	09/30/2006	06/30/2006	09/30/2006	06/30/2006

Assets:
Deferred income and social
contribution taxes on:
Provision for loss of assets	-	-	21,940	23,747
Provision for contingencies	3,036	2,976	11,903	11,684
Other provisions	37	42	25,657	21,563
Income and social
contribution tax loss
carryforwards	-	-	40,163	37,801

Total	3,073	3,018	99,663	94,795

Current portion	37	42	25,890	22,255
Long-term portion	3,036	2,976	73,773	72,540

Liabilities:
Deferred income and social
contribution taxes on:
Revaluation of property, plant
and equipment	-	-	956	1,049
Income earned abroad	-	-	24,255	23,907

Total	-	-	25,211	24,956

Current portion	-	-	191	210
Long-term portion	-	-	25,020	24,746

Ultrapar Participações S.A. and Subsidiaries

The estimated recovery of deferred income and social contribution assets is shown below:

	Company	Consolidated

To through 2006	37	25,890
2007	-	27,086
2008	3,036	18,973
2009	-	27,714

	3,073	99,663

b)	Conciliation of income and social contribution taxes in the statements of income Income and social contribution taxes are reconciled to statutory tax rates as follows:

	Company		Consolidated

	09/30/2006	09/30/2005	09/30/2006	09/30/2005

Income (loss) before taxes, equity
in subsidiaries and affiliated
companies and minority interest	4,193	398	272,040	298,062
Statutory tax rates - %	34.00	34.00	34.00	34.00

Income and social contribution
taxes at statutory rates	(1,426)	(135)	(92,494)	(98,281)

Adjustments to the effective tax
rate:
Operating provisions and
nondeductible
expenses/nontaxable income	(13)	19	8,599	11,499
Adjustments to estimated
income	-	-	1,360	880
Interest on Capital	(4,893)	-	-	-
Workers’ meal program (PAT)	-	-	649	459

Other	-	-	411	247

Income and social contribution
taxes before benefit of tax
holidays	(6,332)	(116)	(81,475)	(85,196)

Benefit of tax holidays - ADENE	-	-	46,105	54,701
Income and social contribution
taxes in the statements of
income	(6,332)	(116)	(35,370)	(30,495)

Current	(6,469)	(374)	(101,692)	(104,425)
Deferred	137	258	20,217	19,229
Benefit of tax holidays - ADENE	-	-	46,105	54,701

The benefit of tax holidays of subsidiaries in the amount of R$46,105 as of September 30, 2006 (R$54,701 as of September 30, 2005), derived substantially from operations in regions entitled to incentive, are classified as income and social contribution taxes in the statements of income.

Ultrapar Participações S.A. and Subsidiaries

c)	Tax exemption

The following indirect subsidiaries have partial or full exemption from income tax in connection with a government program for the development of the Northeast Region of Brazil:

		Exemption	Expiration
Subsidiary	Plants	- %	date

Oxiteno Nordeste S.A. - Indústria e
Comércio	Camaçari plant	100	2006

Bahiana Distribuidora de Gás Ltda.	Mataripe unit	75	2013
	Suape unit	100	2007
	Ilhéus unit	25	2008
	Aracaju unit	25	2008
	Caucaia unit	75	2012
Terminal Químico de Aratu S.A. -
Tequimar (*)	Aratu Terminal	75	2012

(*)	In December 2005, the Suape unit’s exemption expired and a request was filed with ADENE (Northeast Development Agency), the agency in charge of managing this incentive program, seeking a 75% income tax reduction until 2015. This reduction was granted on April 22, 2006. On June 8, 2006, the incentive-granting report issued by ADENE was forwarded to the Federal Revenue Service (SRF) for approval within 120 days. Should such request not be approved, the company will file a new request, for an income tax reduction of 25% until 2008 and 12.5% from 2009 until 2013, to which it is entitled as it is located in an incentive area and considered a priority economic activity for the region’s development. On October 06, 2006 the Federal Revenue Service’s deadline for approval of this reduction expired, meaning that the Company can automatically be considered fully entitled to the intended reduction, as long as no decision to the contrary arises. However, for this quarter, no reduction regarding the Suape unit was yet considered.

10. INVESTMENTS

a)	Subsidiaries of the Company

			Equity in subsidiaries
	Investments		and affiliated companies

	09/30/2006	06/30/2006	09/30/2006	09/30/2005

Ultragaz Participações Ltda.	352,100	312,902	86,039	25,409
Ultracargo - Operações Logísticas e
Participações Ltda.	600,008	598,834	2,770	9,229
Imaven Imóveis e Agropecuária Ltda.	49,493	48,419	3,420	3,600
Oxiteno S.A. - Indústria e Comércio	1,379,770	1,333,070	149,942	219,022

	2,381,371	2,293,225	242,171	257,260

Ultrapar Participações S.A. and Subsidiaries

b)	Affiliated companies (consolidated)

			Equity in subsidiaries
	Investments		and affiliated companies

	09/30/2006	06/30/2006	09/30/2006	09/30/2005

Química da Bahia Indústria e Comércio
S.A.	3,404	3,398	641	1,407
Oxicap Indústria de Gases Ltda.	1,472	1,430	55	(12)

	4,876	4,828	696	1,395

The investment of subsidiary Oxiteno S.A. - Indústria e Comércio in the affiliated company Oxicap Indústria de Gases Ltda. and the investment of subsidiary Oxiteno Nordeste S.A. - Indústria e Comércio in the affiliated company Química da Bahia Indústria e Comércio S.A. are carried under the equity method based on the affiliates’ financial statements as of August 31, 2006 and as of September 30, 2006, respectively.

11. PROPERTY, PLANT AND EQUIPMENT (CONSOLIDATED)

		09/30/2006				06/30/2006
	Annual depreciation rates - %
		Revalued cost	Accumulated depreciation	Provision for losses	Net book value	Net book value

Land	-	46,278	-	-	46,278	46,099
Buildings	4 to 5	427,225	(160,535)	(604)	266,086	272,527
Machinery and equipment	5 to 10	884,004	(454,401)	(412)	429,191	433,681
Gas tanks and cylinders	10	270,054	(154,752)	-	115,302	117,837
Vehicles	20 to 25	164,910	(125,858)	-	39,052	41,930
Furniture and fixtures	10	23,547	(9,902)	-	13,645	13,560
Construction in progress	-	93,700	-	-	93,700	70,046
Imports in transit	-	34	-	-	34	147
Intangibles	2.5 to 20	116,132	(52,529)	(631)	62,972	61,597
Other	20 to 30	80,919	(33,371)	-	47,548	31,769

		2,106,803	(991,348)	(1,647)	1,113,808	1,089,193

The changes in the provision for losses on property, plant and equipment are shown below:

Balance as of June 30, 2006	3,450
Realization	(1,803)

Balance as of September 30, 2006	1,647

The subsidiaries recorded, in previous years, revaluation of property, plant and equipment items. The revaluation balances are shown below:

	09/30/2006			06/30/2006

			Net
		Accumulated	book	Net book
	Revaluation	depreciation	value	value

Land	15,504	-	15,504	15,504
Buildings	45,335	(34,970)	10,365	11,121
Machinery and equipment	31,738	(30,591)	1,147	1,211
Vehicles	990	(990)	-	-
Gas tanks and cylinders	48,911	(48,911)	-	-

	142,478	(115,462)	27,016	27,836

Ultrapar Participações S.A. and Subsidiaries

The depreciation of theses revaluations in the amount of R$1,424 was recorded in the statements of income. The amount of deferred taxes on revaluations totals R$7,760, of which R$956 is recorded as long-term liabilities, as shown in Note 9.a), and R$6,804 is accrued in the same period in which certain subsidiaries realize the revaluation reserve, since these revaluations occurred prior to the issuance of CVM Resolution No. 183/95.

Construction in progress refers substantially to improvements of subsidiaries’ plants.

Buildings include R$65,949 (R$71,495 as of June 30, 2006) of leasehold improvements that are being amortized on a straight-line basis at 4% per year.

Intangibles include software in the amount of R$25,556 (R$24,311 as of June 30, 2006), technology in the amount of R$16,029 (R$15,607 as of June 30, 2006), goodwill in the amount of R$6,257 (R$6,412 as of June 30, 2006) and commercial property rights, mainly those described below:

•	On July 11, 2002, the subsidiary Terminal Químico de Aratu S.A. - Tequimar won a bid for use of the site where the Aratu Terminal is located for another 20 years, renewable for the same period. The price paid by Tequimar amounted to R$12,000 and is being amortized from August 2002 to July 2042.

•	Further, the subsidiary Terminal Químico de Aratu S.A. - Tequimar has a lease agreement for an area adjacent to the Port of Santos for 20 years, effective December 2002 and renewable for another 20 years, for building and operating a terminal for receiving, tankage, handling and distribution of bulk liquids. The price paid by Tequimar was R$3,803 and is being amortized from August 2005 until December 2022.

Other refers to computer equipment in the amount of R$12,842 (R$12,831 as of June 30, 2006) and advances to suppliers in the amount of R$34,709 (R$18,941 as of June 30, 2006).

There were no changes in the valuation allowance for property, plant and equipment during the period presented.

12. DEFERRED CHARGES (CONSOLIDATED)

Represented substantially by costs incurred in the implementation of systems modernization projects in the amount of R$8,106 (R$9,522 as of June 30, 2006), amortized over five to ten years, and for costs associated with the installation of Ultrasystem equipment at customers’ facilities in the amount of R$62,096 (R$62,003 as of June 30, 2006), amortized over the terms of the LPG supply contracts with these customers. Deferred charges also include the goodwill from acquisitions and expenses on studies and projects.

Ultrapar Participações S.A. and Subsidiaries

13. LOANS, FINANCING AND DEBENTURES (CONSOLIDATED)

a)	Composition

Description	09/30/2006	06/30/2006	Index/Currency	Annual interest rate 2006 - %	Maturity and amortization

Foreign currency:
Syndicated loan	132,300	130,022	US$	5.05	Semiannually until 2008
Notes (b)	688,275	672,412	US$	From 7.25 to 9.0	Semiannually until 2020
Working capital loan	2,454	7,932	MX$ + TIIE (i)	1.0	Monthly until 2006
Foreign financing	26,106	26,457	US$ + LIBOR	2.0	Semiannually until 2009
Inventories and property,
plant and equipment
financing	13,847	8,765	MX$ + TIIE (i)	From 1.25 to 2.0	Semiannually until 2011
Advances on foreign
exchange contracts	2,559	5,313	US$	From 5.27 to 5.80	Maximum of 60 days
National Bank for Economic
and Social Development				From 8.87 to
(BNDES)	15,105	17,420	UMBNDES (ii)	10.62	Monthly until 2011
National Bank for Economic
and Social Development				From 7.92 to	After Nov/06, monthly
(BNDES)	4,188	2,593	US$	11.07	until 2012
Export prepayments, net of
linked operations	11,058	15,034	US$	6.20	Semiannually until 2008

Subtotal	895,892	885,948

Local currency:
National Bank for Economic
and Social Development
(BNDES)	160,428	161,577	TJLP (iii)	From 1.50 to 4.85	Monthly until 2012
National Bank for Economic
and Social Development
(BNDES)	6,789	9,116	IGP-M (iv)	6.5	Semiannually until 2008
Government Agency for
Machinery and Equipment
Financing (FINAME)	43,863	47,971	TJLP (iii)	From 2.5 to 4.85	Monthly until 2011
Research and project
financing (FINEP)	49,630	51,299	TJLP (iii)	From (2.0) to 5.0	Monthly until 2013
Debentures (c)	303,075	315,346	CDI	102.5	Semiannually until 2008
Other	414	411

Subtotal	564,199	585,720

Total loans, financing and
debentures	1,460,091	1,471,668

Current liabilities	(124,002)	(135,609)

Long-term liabilities	1,336,089	1,336,059

(i)	MX$ = Mexican peso; TIIE = Mexican break-even interbank interest rate.

(ii)	UMBNDES = BNDES monetary unit. This is a “basket” of currencies representing the composition of the BNDES debt in foreign currency, 92%, of which is linked to the U.S. dollar.

(iii)	TJLP = fixed by the CMN (National Monetary Council); TJLP is the basic cost of BNDES financing.

(iv)	IGP-M = General Market Price Index, a measure of Brazilian inflation calculated by the Getúlio Vargas Foundation.

Ultrapar Participações S.A. and Subsidiaries

The long-term amounts have the following composition by year of maturity:

	09/30/2006	06/30/2006

From 1 to 2 years	519,911	389,849
From 2 to 3 years	97,667	204,617
From 3 to 4 years	29,052	59,697
From 4 to 5 years	9,695	6,479
More than 5 years	679,764	675,417

	1,336,089	1,336,059

b)	Notes in the foreign market

In June 1997, the subsidiary Companhia Ultragaz S.A. issued US$60 million in notes, (Original Notes), maturing in 2005. In June 2005, maturity was extended to June 2020, with put/call options in June 2008.

In June 2005, the subsidiary Oxiteno Overseas Corp. acquired the full amount of Original Notes issued by Companhia Ultragaz S.A., with funds from a syndicated loan in the amount of US$60 million with maturity in June 2008 and interest rate of 5.05% per year. The syndicated loan was guaranteed by the Company and the subsidiary Oxiteno S.A. - Indústria e Comércio.

In April 2006, the subsidiary Oxiteno Overseas Corp. sold the Original Notes to a financial institution. Concurrently, the subsidiary acquired from this financial institution a credit linked note backed by the Original Notes, as mentioned in Note 4, thus obtaining an additional return on this investment. The transaction matures in 2020, and the subsidiary as well as the financial institution may redeem it early, with the subsidiary having only an annual option of redemption (purchase) in or after June 2008. In the event of insolvency of the financial institution, Companhia Ultragaz S.A. would be required to settle the Original Notes, although Oxiteno Overseas Corp. would continue to be creditor of the credit linked note. Thus, the Company stopped eliminating the Original Notes in its financial statements.

In December 2005, the subsidiary LPG International Inc. issued notes in the amount of US$250 million, maturing in December 2015, with annual interest rate of 7.25% paid semiannually, with the first payment scheduled for June 2006. The issue price was 98.75% of the notes’ face value, which represented a total yield for investors of 7.429% per year upon issuance. The notes were guaranteed by the Company and by Oxiteno S.A. - Indústria e Comércio.

As a result of the issuance of notes and the syndicated loan, the Company and its subsidiaries mentioned above are subject to covenants that limit, among other things:

•	Limitation of transactions with shareholders that hold amounts of 5% or more of any class of Capital Stock of Ultrapar, except upon fair and reasonable terms no less favorable to Ultrapar than could be obtained in a comparable arm’s-length transaction with a third party;

Ultrapar Participações S.A. and Subsidiaries

•	Obligation of having board of directors resolution for transactions with related parties higher than US$15 million (excluding transactions by the Company with subsidiaries and between subsidiaries);

•	Restriction of disposal of the totality or near totality of the assets of Ultrapar and subsidiaries;

•	Restriction of encumbrances on assets in excess of US$150 million or 15% of the value of consolidated tangible assets;

•	Maintenance of financial ratio, between consolidated net debt and consolidated EBITDA, less than or equal to 3.5; and

•	Maintenance of financial ratio, between consolidated EBITDA and consolidated net financial expenses higher than or equal to 1.5.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this nature and have not limited their ability to conduct their business to date.

c)	Debentures

On February 2, 2005, the Extraordinary Stockholders’ Meeting approved the issuance by the Company and the public distribution in a single series of 30,000 nonconvertible debentures with nominal unit value of R$10,000.00 (ten thousand Brazilian reais), totaling R$300,000.

On March 30, 2005, the Company’s Board of Directors, as delegated by the Extraordinary Stockholders’ Meeting, approved the interest rate determined through a bookbuilding process on the same date.

On April 6, 2005, the Brazilian Securities Commission (CVM) registered the operation, and funds of R$304,854, net of commission, were received on April 8, 2005.

Characteristics of the debentures are:

Nominal unit value:	R$10,000.00
Final maturity:	March 1, 2008
Nominal value payment:	Lump sum at final maturity
Yield:	102.5% of CDI
Yield payment:	Semiannually, beginning March 1, 2005
Repricing:	None

The debentures are subject to commitments that restrict, among other things, certain operations of merger or spin-off, as well as the disposal of operating assets that would result in a reduction of more than 25% of consolidated net sales, and also included the obligation to maintain a consolidated net debt to EBITDA ratio less than or equal to 3.5. Thus far, none of these commitments have restricted the ability of the Company and its subsidiaries to conduct business.

Ultrapar Participações S.A. and Subsidiaries

d)	Collateral

A portion of the financing is collateralized by liens on property, plant and equipment, shares, promissory notes and guarantees provided by the Company and its subsidiaries, as shown below:

	09/30/2006	06/30/2006

Amount of financing secured by:
Property, plant and equipment	46,503	51,456
Shares of affiliated companies and minority
Stockholders’ guarantees	6,789	9,115

	53,292	60,571

Other loans are collateralized by guarantees issued by the Company and by the future flow of exports. The Company is responsible for sureties and guarantees offered on behalf of its subsidiaries, amounting to R$1,057,043 (R$1,047,540 as of June 30, 2006).

Certain subsidiaries have issued guarantees to financial institutions related to amounts owed to those institutions by some of their customers (vendor financing). In the event any subsidiary is required to make a payment under the guarantees, the subsidiary may recover such amounts paid directly from its customers through commercial collection. Maximum future payments related to these guarantees amount to R$32,854 (R$26,349 as of June 30, 2006), with terms of up to 210 days. As of September 30, 2006, the Company and its subsidiaries have not incurred any loss nor recorded any liability related to these guarantees.

Certain subsidiaries have conducted operations denominated “supplier finance” with its suppliers. In the operation, the banks advance to suppliers the proceeds from sales made to the subsidiaries, through acceptance by the subsidiaries with the banks. Those operations have an average term of nine days and are recorded as bank loans, since the suppliers received the funds from the banks, using the subsidiaries’ credit. The amount as of September 30, 2006 totalized R$412 (R$411 as of June 30, 2006). Financial income related to this operation for the quarter amounted to R$8 (R$7 as of June 30, 2006) and is recorded in financial income.

14. STOCKHOLDERS’ EQUITY

a)	Capital

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges. Subscribed and paid-up capital is represented by 81,325,409 shares without par value, comprised of 49,429,897 common and 31,895,512 preferred shares.

As of September 30, 2006, 11,794,961 preferred shares were outstanding abroad, in the form of American Depositary Receipts - ADRs.

Preferred shares are not convertible into common shares, do not entail voting rights, and have priority in capital redemption, without premium, in the event of liquidation of the Company.

Ultrapar Participações S.A. and Subsidiaries

At the beginning of 2000, the Company granted, through a stockholders agreement, tag- -along rights, which assure to minority stockholders identical conditions to those negotiated by the controlling shareholders in case of disposal of shareholding control of the Company. The tag-along rights guarantee 100% of the offer amount for all types of shares of the Company. On May 18, 2004, the Company included the tag-along rights in its bylaws.

The Company is authorized to increase its capital, regardless of amendment to the bylaws, through a resolution of the Board of Directors, until it reaches R$1,500,000 (one billion and five hundred million reais), by means of issuance of common or preferred shares, without keeping the existing ratio, observed the limit of 2/3 of preferred shares to the total shares issued.

b)	Treasury shares

The Company acquired its own shares at market price, without capital reduction, for holding in treasury and subsequent disposal or cancellation, in accordance with the provisions of Brazilian Securities Commission (CVM) Instructions No. 10, of February 14, 1980, and No. 268, of November 13, 1997.

As of September 30, 2006, the Company’s financial statements record 213,497 preferred shares and 6,617 common shares in treasury, which were acquired at the average cost of R$27.59 and R$19.30 per share, respectively. The consolidated financial statements record 408,647 preferred shares and 6,617 common shares in treasury, which were acquired at the average cost of R$25.27 and R$19.30 per share, respectively.

The market price of preferred shares issued by the Company as of September 30, 2006 on the São Paulo Stock Exchange (BOVESPA) was R$38.40.

c)	Capital reserve

The capital reserve in the amount of R$2,046 reflects the goodwill on the disposal of shares to be held in treasury in the Company’s subsidiaries, at the average price of R$33.21 per share. Executives of these subsidiaries were given the usufruct of such shares, as described in Note 21.

d)	Revaluation reserve

This reserve reflects the revaluation write-up of assets of subsidiaries and is realized based upon depreciation, write-off or disposal of revalued assets, including the related tax effects.

In some cases, taxes on the revaluation reserve of certain subsidiaries are recognized only upon the realization of this reserve, since the revaluations occurred prior to the publication of CVM Resolution No. 183/95. Taxes on these reserves are R$6,804 (R$7,026 as of June 30, 2006).

e)	Retention of profits reserve

This reserve is supported by the investment program, in conformity with article 196 of Brazilian corporate law, and includes both a portion of net income and the realization of the revaluation reserve.

Ultrapar Participações S.A. and Subsidiaries

f)	Realizable profits reserve

This reserve is established in conformity with article 197 of Brazilian corporate law, based on the equity in subsidiaries and affiliated companies. Realization of the reserve usually occurs upon receipt of dividends, disposal and write-off of investments.

g)	Conciliation of stockholders’ equity - Company and consolidated

	09/30/2006	06/30/2006

Stockholders’ equity - Company	1,962,270	1,946,719
Treasury shares held by subsidiaries, net of realization	(3,429)	(3,539)
Capital reserve arising from sale of treasury shares to
subsidiaries, net of realization	(1,563)	(1,615)

Stockholders’ equity - consolidated	1,957,278	1,941,565

h)	Reconciliation of net income - Company and consolidated

The reconciliation of net income, Company and consolidated, shows the effect of the reversal of the allowance for scheduled factory maintenance shutdown of some subsidiaries, net of income and social contribution taxes, recorded in retained earnings, in accordance with CVM Resolution No. 489/05 and Technical Interpretation No. 01/2006 by IBRACON, as follows:

	09/30/2006	09/30/2005

Net income - Company	240,032	257,542
Reversal of allowance for factory maintenance shutdown by
the subsidiary Oxiteno S.A. Indústria e Comércio	(796)	-
Reversal of allowance for factory maintenance shutdown by
the subsidiary Oxiteno Nordeste S.A. Indústria e Comércio	(5,513)	-

Net income - consolidated	233,723	257,542

15.	NONOPERATING EXPENSES, NET (CONSOLIDATED)

Composed mainly of R$12,871 in expenses on studies and projects, and R$11,986 (R$3,967 as of September 30, 2005) of result on the disposal of permanent assets and allowance for loss on the disposal of an investment.

Ultrapar Participações S.A. and Subsidiaries

16.	CONCILIATION OF EBITDA (CONSOLIDATED)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated by the Company as shown below:

	09/30/2006					09/30/2005

	Ultragaz	Oxiteno	Ultracargo	Other	Consolidated	Consolidated

Operating income from
operations	122,683	160,454	4,312	6,198	293,647	293,681
(-) Equity in
subsidiaries and
affiliated companies	-	(2,762)	-	2,066	(696)	(1,395)
(+/-) Financial income
(expense)	14,609	(46,278)	4,218	(4,501)	(31,952)	28,224
(+) Depreciation and
amortization	84,819	34,046	20,404	556	139,825	138,973

EBITDA	222,111	145,460	28,934	4,319	400,824	459,483

17.	SEGMENT INFORMATION

The Company has three reportable segments: gas, chemicals and logistics. The gas segment distributes LPG to retail, commercial and industrial consumers mainly in the South, Southeast and Northeast Regions of Brazil. The chemicals segment primarily produces ethylene oxide, ethylene glycols, ethanolamines and etherglycols. Operations in the logistics segment include storage and transportation, mainly in the Southeast and Northeast Regions of Brazil. Reportable segments are strategic business units that offer different products and services. Intersegment sales are transacted at prices approximating those that the selling entity is able to obtain with third parties.

The principal financial information about each of the Company’s reportable segments is as follows:

	09/30/2006					09/30/2005

	Ultragaz	Oxiteno	Ultracargo	Other	Consolidated	Consolidated

Net sales, net of related-party
transactions	2,291,569	1,162,313	136,326	65	3,590,273	3,568,289
Income from operations
before financial income
(expenses) and equity in
subsidiaries and affiliated
companies	137,292	111,414	8,530	3,763	260,999	320,510
EBITDA	222,111	145,460	28,934	4,319	400,824	459,483
Total assets, net of related
parties	876,603	2,224,506	296,937	336,663	3,734,709	2,978,736

Ultrapar Participações S.A. and Subsidiaries

18. FINANCIAL INCOME AND EXPENSES, NET (CONSOLIDATED)

	01/01/2006	01/01/2005
	to	to
	09/30/2006	09/30/2005

Financial income:
Interest on temporary cash investments and
long-term cash investment	124,565	90,528
Interest on trade accounts receivable	3,831	3,696
Monetary and exchange variations income	(12,546)	(24,767)
Other income	1,411	1,914

	117,261	71,371
Financial expenses:
Interest on loans and financing	(64,885)	(30,818)
Interest on debentures	(35,108)	(27,975)
Bank charges	(9,825)	(12,700)
Monetary and exchange variations expenses	14,707	43,121
Financial results from currency hedge transactions	(14,441)	(49,493)
CPMF/IOF/other financial expenses (*)	28,300	(19,636)
Other expenses	(4,057)	(2,094)

	(85,309)	(99,595)
Financial results	31,952	(28,224)

(*)	In 2006, includes R$17,217 referring to the reversal of the provision for PIS and COFINS contingencies and R$26,225 related to the recovery of PIS and COFINS mentioned in Note 20 a).

In accordance with CVM Resolution No. 488/05 the information as of September 30, 2005 was reclassified for better comparison.

19.      RISKS AND FINANCIAL INSTRUMENTS (CONSOLIDATED)

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operating and economic/financial aspects. Strategic/operating risks (such as behavior of demand, competition, technological innovation, and significant structural changes in industry, among others) are addressed by the Company’s management model. Economic/financial risks mainly reflect customer default, macroeconomic variables such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company. These risks are managed through control policies, specific strategies and the determination of limits, as follows:

•	Customer default - These risks are managed by specific policies for accepting customers and analyzing credit, and are mitigated by diversification of sales. As of September 30, 2006, the subsidiaries of Oxiteno S.A. - Indústria e Comércio maintained R$918 (R$853 as of June 30, 2006) and the subsidiaries of Ultragaz Participações Ltda. maintained R$21,380 (R$24,055 as of June 30, 2006) as an allowance for doubtful accounts.

Ultrapar Participações S.A. and Subsidiaries

•	Interest rates - The Company and its subsidiaries adopt conservative policies to obtain and invest funds and to minimize the cost of capital. Temporary cash investments of the Company and its subsidiaries are comprised substantially of transactions linked to the interbank deposit rate (CDI), as described in Note 4. A portion of the financial assets is intended for foreign currency hedges, as mentioned below. Borrowings are originate from the BNDES, and foreign currency financing, as mentioned in Note 13.

•	Exchange rate - The Company’s subsidiaries use hedge (mainly CDI and US$) instruments available in the financial market to cover assets and liabilities in foreign currency, so as to reduce the exchange variation effects on their results. Such hedges have amounts, periods and indexes substantially equivalent to the assets and liabilities in foreign currency to which they are linked. Shown below are the assets and liabilities in foreign currency, translated into Brazilian reais at September 30, 2006 and June 30, 2006:

	09/30/2006	06/30/2006

Assets:
Investments abroad and hedges	66,976	79,606
Foreign cash and cash equivalents	921	6,552
Foreign temporary cash and long-term cash investments	803,649	787,734
Receivables from foreign customers, net of advances on
exchange contracts	28,698	26,236

	900,244	900,128

Liabilities:
Foreign currency financing	895,892	885,948
Import payables	16,457	17,691

	912,349	903,639

Net (liability) asset position	(12,105)	(3,511)

The exchange rate variation related to cash and banks, investments, temporary cash investments, and long-term cash investments of foreign subsidiaries was recorded as financial expense in the consolidated statement of income for 2006, in the amount of R$12,660 (financial expenses of R$15,856 as of September 30, 2005).

•	Market value of financial instruments

Market value of financial instruments as of September 30, 2006 and June 30, 2006 are as follows:

	09/30/2006		06/30/2006

	Book	Market	Book	Market
	value	value	value	value

Financial assets:
Cash and banks	31,691	31,691	47,256	47,256
Temporary cash investments	1,029,598	1,028,447	1,064,124	1,061,981
Long-term cash investments	540,880	540,880	522,376	522,376

	1,602,169	1,601,018	1,633,756	1,631,613

Ultrapar Participações S.A. and Subsidiaries

	09/30/2006		06/30/2006

	Book	Market	Book	Market
	value	value	value	value

Financial liabilities:
Current and long-term loans and
financing	1,157,016	1,191,148	1,156,322	1,139,673
Current and long-term debentures	303,075	303,074	315,346	315,203

	1,460,091	1,494,222	1,471,668	1,454,876

Investment-
Investment in affiliated company	18,694	20,433	18,694	20,919

The market value of financial instruments was obtained through the commonly used marking to market methodology, which consists of carrying the balances of the instruments until the maturity at the respective contracted rates, discounting them to present value at market rates as of September 30, 2006 and June 30, 2006. The market value of investment in affiliated company is based on the share price trading on the São Paulo Stock Exchange (BOVESPA).

20. CONTINGENCIES AND COMMITMENTS (CONSOLIDATED)

a)	Labor, civil and tax lawsuits

The Petrochemical Industry Labor Union, of which the employees of Oxiteno Nordeste S.A. - Indústria e Comércio are members, filed an action against the subsidiary in 1990, demanding compliance with the adjustments established in a collective labor agreement, in lieu of the salary policies effectively followed. At the same time, the employers’ association proposed a collective bargaining for the interpretation and clarification of the fourth clause of the agreement. Based on the opinion of its legal counsel, who analyzed the last decision of the Federal Supreme Court (STF) on the collective bargaining, as well as the status of the individual lawsuit of the subsidiary, management believes that a reserve is not necessary as of September 30, 2006.

The subsidiaries Companhia Ultragaz S.A. and SPGás Distribuidora de Gás Ltda. are parties to an administrative proceeding at the SDE (Economic Law Department), linked to CADE (Administrative Council for Economic Defense), under the allegation of anticompetitive practice in the municipalities of a region of the State of Minas Gerais in 2001. In September 2005, the SDE issued a technical notice recommending to CADE a ruling against the companies involved in this proceeding. In their defense, the subsidiaries’ arguments, among others, are that: (i) under the terms of the notice issued by the Company’s chief executive officer on July 4, 2000, the subsidiaries’ employees were forbidden to discuss with third parties matters related to prices; and (ii) no consistent evidence was attached to the proceeding’s records, and the SDE acknowledges its failure in the attempt to prove the practice. In view of the arguments presented, the fact that the technical notice has no binding effect on CADE’s decision, and their legal counsel’s opinion, the subsidiaries did not record a provision for this issue. Should CADE’s decision be unfavorable, the subsidiaries can still discuss the issue at the judicial level.

Ultrapar Participações S.A. and Subsidiaries

The subsidiary Companhia Ultragaz S.A. is a defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, State of São Paulo. Such lawsuits involve: (i) individual suits filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering; (ii) lawsuit for reimbursement of expenses by the administration company of the shopping mall and its insurance company; and (iii) class action suit seeking indemnification for property damage and pain and suffering for all the victims injured and deceased. The subsidiary believes that it has presented evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz’s on-site LPG storage facilities did not contribute to the explosion. Of the 56 (fifty six) lawsuits judged thus far, a favorable judgment was obtained for 55 (fifty five), and of these 11 (eleven) have already been dismissed and only 1 (one) had an unfavorable decision, which is still subject to appeal, and whose amount, should the decision be upheld, is R$17. The subsidiary has insurance for this contingency, and the uninsured contingent amount is R$39,633. The Company has not recorded any provision for this amount, since it believes the probability of loss is remote.

The Company and its subsidiaries obtained injunctions to pay PIS and COFINS (taxes on revenues) without the changes introduced by Law No. 9718/98 in its original version. The ongoing questioning refers to the levy of these taxes on sources other than revenues. The unpaid amounts were recorded in the financial statements of the Company and its subsidiaries, totaling R$20,816 (R$20,415 as of June 30, 2006). Recently the Federal Supreme Court (STF) has decided the matter favorable to the taxpayer. Although it is a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own lawsuits. On 3/29/2006 and 6/14/2006 final and unappealable decisions were rendered on the lawsuits of the subsidiaries Companhia Ultragaz S.A. and Transultra - Armazenagem e Transporte Especializado Ltda., and the subsidiaries reversed the existing provisions in the amount of R$15,886 and R$1,331, net of attorney’s fees, as financial income in the statement of income for the quarter. Likewise, on 04/11/2006, a final and unappealable decision was rendered on the lawsuit related to the subsidiary Oxiteno Nordeste S.A. Indústria e Comércio. As this subsidiary had not obtained an injunction, it paid undue PIS and COFINS in prior periods. The amount of R$26,225, related to the favorable outcome in this lawsuit, net of attorney’s fees, was recorded as financial income and will be used for future offset of federal taxes. The Company has other subsidiaries whose lawsuits have not yet been judged. Thus, should there be final favorable outcomes for the subsidiaries in all lawsuits, the Company estimates that the total positive effect in addition to the already recorded in income before income and social contribution taxes should reach R$20,130, net of attorney’s fees.

The subsidiary Oxiteno S.A. - Indústria e Comércio and its subsidiary Oxiteno Nordeste S.A. - Indústria e Comércio accrued R$15,360 (R$15,098 as of June 30, 2006) for ICMS tax assessments being judged at lower-level and appeal-level administrative courts. The subsidiaries are currently awaiting a decision on the appeals.

Ultrapar Participações S.A. and Subsidiaries

The subsidiary Utingás Armazenadora S.A. has been challenging in court ISS (Service Tax) tax assessments issued by the municipal government of Santo André. Legal counsel of the subsidiary classifies the risk as low, since a significant portion of the lower-court decisions was favorable to the subsidiary. The thesis defended by the subsidiary is supported by the opinion of a renowned tax specialist. The unprovisioned updated amount of the contingency as of September 30, 2006 is R$33,010 (R$31,455 as of June 30, 2006).

On October 7, 2005, the subsidiaries of Ultragaz Participações Ltda. filed for and obtained an injunction to support the offset of PIS and COFINS credits against other federal taxes administered by the Federal Revenue Service (SRF), notably income and social contribution taxes. According to the injunction obtained, the subsidiaries have been making escrow deposits for these debits and recognizing the corresponding liability for this purpose.

The Company and its subsidiaries have other ongoing administrative and judicial proceedings; legal counsel classified the risks on these proceedings as possible and/or remote and, therefore, no reserves for potential losses on these proceedings have been recorded.

Escrow deposits and provisions are summarized below:

	Balance			Balance
	on			on
Provisions	06/30/2006	Additions	Update	09/30/2006

Income and social contribution taxes	16,964	10,178	509	27,651
PIS and COFINS on other revenues	20,415	-	401	20,816
ICMS	15,098	-	262	15,360
(-) Escrow deposits	(10,385)	(12,886)	(470)	(23,741)

	42,092	(2,708)	702	40,086

b)	Contracts

The subsidiary Terminal Químico de Aratu S.A. - Tequimar has contracts with CODEBA - Companhia das Docas do Estado da Bahia and Complexo Industrial Portuário Governador Eraldo Gueiros in connection with their port facilities in Aratu and Suape, respectively. Such contracts establish minimum cargo movement of 1,000,000 tons per year for Aratu, effective through 2022, and 250,000 tons per year for Suape, effective through 2027. If annual movement is less than the minimum required, the subsidiary is required to pay the difference between the actual movement and the minimum contractual movement, using the port rates in effect at the date established for payment. As of September 30, 2006, such rates were R$3.67 and R$3.44 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement limits since inception of the contracts.

Ultrapar Participações S.A. and Subsidiaries

The subsidiary Oxiteno Nordeste S.A. - Indústria e Comércio has a supply contract with Braskem S.A., effective through 2021, which establishes a minimum consumption level of ethylene per year. The minimum purchase commitment and the actual demand for the period ended September 30, 2006 and 2005, expressed in tons of ethylene, are summarized below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased.

	Minimum purchase	Actual demand
	commitment	(real) 3rd quarter

		2006	2005

In tons	137,900	137,361	147,318

c)	Insurance coverage for subsidiaries

The Company has appropriate insurance policies to cover various risks, including loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage, among others, protecting the units and other branches of all subsidiaries, with coverage amounting to US$250 million.

For the units of Oxiteno S.A. - Indústria e Comércio, Oxiteno Nordeste S.A. - Indústria e Comércio and Canamex Químicos S.A. de C.V., there is also loss of income insurance against losses from potential accidents related to their assets, with coverage amounting to US$129 million.

A civil liability insurance program covers all Group companies, with coverage of US$150 million, for losses and damage from accidents caused to third parties, related to the commercial/industrial operations and/or distribution and sale of products and services.

Group life insurance, personal accident insurance, health insurance, and domestic and international transportation insurance are also contracted.

21. STOCK COMPENSATION PLAN (CONSOLIDATED)

The Extraordinary Stockholders’ Meeting held on November 26, 2003 approved a compensation plan for management of the Company and its subsidiaries, which provides for: (i) the initial grant of usufruct of shares issued by the Company and held in treasury by the subsidiaries in which the beneficiaries are employed; and (ii) the transfer of the beneficial ownership of the shares after ten years from the initial grant, provided that the professional relationship between the beneficiary and the Company and its subsidiaries is not interrupted. The total amount granted to executives until September 30, 2006, including taxes, was R$8,940 (R$8,940 as of June 30, 2006). This amount is being amortized over a period of ten years and the amortization related to the period ended September 30, 2006, in the amount of R$669 (R$574 as of September 30, 2005), was recorded as an operating expense.

Ultrapar Participações S.A. and Subsidiaries

22. EMPLOYEE BENEFITS AND PRIVATE PENSION PLAN (CONSOLIDATED)

The Company and its subsidiaries offer benefits to their employees, such as life insurance, health care and pension plan. In addition, loans for the acquisition of vehicles and personal computers are available to employees of certain subsidiaries. These benefits are recorded on the accrual basis and terminate at the end of the employment relationship.

In August 2001, the Company and its subsidiaries began to provide a defined contribution pension plan to their employees. This plan is managed by Ultraprev - Associação de Previdência Complementar. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11% of his/her salary. The sponsoring companies provide a matching contribution in an identical amount as the basic contribution. As participants retire, they may opt to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in their name in Ultraprev; or (ii) a fixed-monthly amount that will deplete the fund accumulated in the participant’s name in a period of 5 to 25 years. Accordingly, neither the Company nor its subsidiaries assume responsibility for guaranteeing the levels of amounts or periods of receipt of the retirement benefit. In 2006, the Company and its subsidiaries contributed R$2,517 (R$2,199 in 2005) to Ultraprev, which was charged to income for the period. The total number of participating employees as of September 30, 2006 was 5,714, with no participants retired to date. Additionally, Ultraprev has 1 active participant and 31 former employees receiving defined benefits according to the policies of a previous plan.

Ultrapar Participações S.A. and Subsidiaries

23. SUPPLEMENTARY INFORMATION OF THE STATEMENTS OF CASH FLOWS -INDIRECT METHOD (CONSOLIDATED)

Prepared in accordance with Accounting Standard and Procedure (NPC) No. 20 issued by IBRACON (Brazilian Institute of Independent Auditors).

	09/30/2006	09/30/2005

Cash flows from operating activities:
Net income	233,723	257,542
Adjustments to reconcile net income to cash provided by
operating activities:
Equity in subsidiaries and affiliated companies	(696)	(1,395)
Depreciation and amortization	139,825	138,973
PIS and COFINS credits on depreciation	1,597	943
Interest, foreign exchange and indexation	11,843	(6,432)
Deferred income and social contribution taxes	(15,861)	(19,992)
Minority interest	3,643	2,420
Proceeds from disposals of permanent assets	16,742	5,591
Allowance for probable losses on permanent assets	2,604	481
Reversal of allowance for factory shutdown, net of taxes	6,309	-
Other	540	274

(Increase) decrease in current assets:
Trade accounts receivable	(47,468)	7,082
Inventories	23,422	21,317
Recoverable taxes	(39,871)	13,664
Other	(394)	(2,467)
Prepaid expenses	3,062	1,401

Increase (decrease) in current liabilities:
Trade accounts payable	(9,789)	(33,982)
Payroll and related charges	13,238	(19,663)
Taxes payable	9,387	3,123
Income and social contribution taxes	698	1,530
Other	(10,145)	1,087

(Increase) decrease in long-term assets:
Recoverable taxes	(979)	(662)
Escrow deposits	211	(2,284)
Trade accounts receivable	(145)	(4,032)
Other	(779)	132
Prepaid expenses	(103)	(2,434)

Increase (decrease) in long-term liabilities:
Other taxes	(14,536)	2,062
Other	(633)	32

Net cash provided by operating activities	325,445	364,311

Ultrapar Participações S.A. and Subsidiaries

	09/30/2006	09/30/2005

Cash flows from investing activities:
Cash investments in long-term, net of redemption	(7,193)	(294,597)
Additions to property, plant and equipment	(166,420)	(122,248)
Additions to deferred charges	(58,886)	(40,555)
Proceeds from sales of permanent assets	13,071	3,699
Acquisition of minority interest	(28)	(7)
Acquisition of treasury shares	(1,124)	-

Net cash provided by (used in) investing activities	(220,580)	(453,708)

Cash flows from financing activities:
Loans, financing and debentures:
Issuances	295,495	818,094
Amortization	(438,099)	(562,848)
Dividends paid	(149,913)	(129,320)
Related companies	(1,983)	(5,833)
Capital increase due to secondary public offering	-	47,218

Net cash provided by (used in) financing activities	(294,500)	167,311

Decrease (increase) in cash and banks and temporary cash
investments	(189,635)	77,914

Cash and banks and temporary cash investments at the beginning
of the period	1,250,924	558,379
Cash and banks and temporary cash investments at the end of the
period	1,061,289	636,293

Supplemental disclosure of cash flow information:
Interest paid on loans and financing	74,466	47,808
Income and social contribution taxes paid in the period	24,002	18,751

Ultrapar Participações S.A. and Subsidiaries

OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council as of September 30, 2006

	Common	Preferred	Total

Controlling Shareholders	33,748,059	885,979	34,634,038
Board of Directors¹	46	6	52
Officers²	-	139,950	139,950
Fiscal Council	-	1,071	1,071

Note:	¹Shares owned by members of the Board of Directors which were not included in Controlling Shareholders' position.
Should the member not be part of the controlling group, only its direct ownership is included.
²Shares owned by Officers which were not included in Controlling Shareholders' and Board of Directors' positions

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council - Last 12 Months

		Sep-30-06			Sep-30-05

	Common	Preferred	Total	Common	Preferred	Total

Controlling Shareholders	33,748,059	885,979	34,634,038	33,748,059	885,979	34,634,038
Board of Directors¹	46	6	52	46	6	52
Officers²	-	139,950	139,950	-	129,950	129,950
Fiscal Council	-	1,071	1,071	-	1,071	1,071

Note:	¹Shares which were not included in Controlling Shareholders' position
²Shares which were not included in Controlling Shareholders' and Board of Directors' positions

Total free float and its percentage of total shares as of September 30, 2006

	Common	Preferred	Total

Total Shares	49,429,897	31,895,512	81,325,409

( - ) Shares held in treasury	6,617	213,497	220,114
( - ) Shares owned by Controlling Shareholders	33,748,059	885,979	34,634,038
( - ) Shares owned by Management	46	139,956	140,002
( - ) Shares owned by affiliates*	-	55,200	55,200

Free-float	15,675,175	30,600,880	46,276,055

% Free-float / Total Shares	31.71%	95.94%	56.90%

Ultrapar Participações S.A. and Subsidiaries

The Company’s shareholders that holds more than 5% of voting or non-voting capital, up to the individual level, and breakdown of their shareholdings as of September 30, 2006

ULTRAPAR PARTICIPAÇÕES S.A	Common	%	Preferred	%	Total	%

Ultra S.A. Participações	32,646,696	66.04%	12	0.00%	32,646,708	40.14%
Parth Investments Company¹	9,311,730	18.84%	1,396,759	4.38%	10,708,489	13.17%
Monteiro Aranha S.A.²	5,212,637	10.55%	703,588	2.21%	5,916,225	7.27%
Shares held in treasury	6,617	0.01%	213,497	0.67%	220,114	0.27%
Dodge & Cox, Inc.³	-	-	6,819,785	21.38%	6,819,785	8.39%
Others	2,252,217	4.56%	22,761,871	71.36%	25,014,088	30.76%

TOTAL	49,429,897	100.00%	31,895,512	100.00%	81,325,409	100.00%

¹Company headquartered outside of Brazil
²Public listed company
³Company headquartered outside of Brazil, position according to last available data as at January 2006

ULTRA S.A. PARTICIPAÇÕES	Common	%	Preferred	%	Total	%

Paulo Guilherme Aguiar Cunha	11,974,109	18.95%	-	-	11,974,109	13.52%
Ana Maria Villela Igel	3,663,669	5.80%	3,186,410	12.57%	6,850,079	7.74%
Christy Participações Ltda.	6,425,199	10.17%	4,990,444	19.69%	11,415,643	12.89%
Rogério Igel	7,953,538	12.58%	3,917,200	15.46%	11,870,738	13.41%
Joyce Igel de Castro Andrade	8,401,501	13.29%	4,365,161	17.22%	12,766,662	14.42%
Márcia Igel Joppert	8,401,501	13.29%	4,365,161	17.22%	12,766,662	14.42%
Fábio Igel	7,437,724	11.77%	4,070,447	16.06%	11,508,171	13.00%
Lucio de Castro Andrade Filho	3,775,470	5.97%	-	-	3,775,470	4.26%
Others	5,169,337	8.18%	448,063	1.78%	5,617,400	6.34%

TOTAL	63,202,048	100.00%	25,342,886	100.00%	88,544,934	100.00%

CHRISTY PARTICIPAÇÕES LTDA.	Capital Stock	%

Maria da Conceição Coutinho Beltrão	3,066	34.90%
Hélio Marcos Coutinho Beltrão	1,906	21.70%
Cristiana Coutinho Beltrão	1,906	21.70%
Maria Coutinho Beltrão	1,906	21.70%

TOTAL	8,784	100.00%

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

INVESTMENTS IN SUBSIDIARIES AND/OR AFFILIATES

1 - Item	2 - Company name	3 - Corporate taxpayer number (CNPJ)	4 - Classification	5 - % of ownership interest in investee	6 - % of investor’s stockholders’ equity	7 - Type of company	8 - Number of shares held in the current quarter (in thousands)	9 - Number of shares held in the prior quarter (in thousands)

01	Ultracargo - Operações Logísticas e	34.266.973/0001-99	Closely-held subsidiary	100.00	30.58	Commercial, industrial and other	2,461	2,461
	Participações Ltda.
02	Ultragaz Participações Ltda.	57.651.960/0001-39	Closely-held subsidiary	100.00	17.94	Commercial, industrial and other	4,336	4,336
03	Imaven Imóveis e Agropecuária Ltda.	61.604.112/0001-46	Closely-held subsidiary	100.00	2.52	Commercial, industrial and other	27,734	27,734
04	Oxiteno S.A. - Indústria e Comércio	62.545.686/0001-53	Closely-held subsidiary	100.00	70.31	Commercial, industrial and other	35,102	35,102
05	Oxiteno Nordeste S.A. - Indústria e	14.109.664/0001-06	Investee of subsidiary/affiliated	99.36	56.71	Commercial, industrial and other	6,232	6,232
	Comércio		company
06	Terminal Químico de Aratu S.A. -	14.688.220/0001-64	Investee of subsidiary/affiliated	99.43	6.21	Commercial, industrial and other	12,539	12,539
	Tequimar		company
07	Transultra - Armazenamento e Transporte	60.959.889/0001-60	Investee of subsidiary/affiliated	100.00	3.58	Commercial, industrial and other	34,999	34,999
	Especializado Ltda.		company
08	Companhia Ultragaz S.A.	61.602.199/0001-12	Investee of subsidiary/affiliated company	98.55	22.63	Commercial, industrial and other	799,820	799,784
09	SPGás Distribuidora de Gás Ltda.	65.828.550/0001-49	Investee of subsidiary/affiliated company	100.00	4.31	Commercial, industrial and other	1,314	1,314
10	Bahiana Distribuidora de Gás Ltda.	46.395.687/0001-02	Investee of subsidiary/affiliated company	100.00	6.76	Commercial, industrial and other	24	24
11	Utingás Armazenadora S.A.	61.916.920/0001-49	Investee of subsidiary/affiliated company	55.99	1.47	Commercial, industrial and other	2,751	2,751
12	Canamex Químicos S.A. de C.V.	-	Investee of subsidiary/affiliated company	100.00	1.56	Commercial, industrial and other	122,048	122,048

Note: This information is an integral part of the interim financial statements as required by the CVM.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CHARACTERISTICS OF DEBENTURES

1	- ITEM	01
2	- ORDER NUMBER	SINGLE
3	- REGISTRATION NUMBER IN THE CVM	CVM/SRE/DEB/2005/015
4	- REGISTRATION DATE	04/06/2005
5	- SERIES ISSUED	UN
6	- ISSUE TYPE	SINGLE
7	- ISSUE NATURE	PUBLIC
8	- ISSUE DATE	03/01/2005
9	- MATURITY DATE	03/01/2008
10	- DEBENTURE TYPE	NO PREFERENCE
11	- YIELD	102.5% of the CDI
12	- PREMIUM/DISCOUNT
13	- PAR VALUE (REAIS)	10,000.00
14	- ISSUED AMOUNT (IN THOUSANDS OF REAIS)	303,075
15	- ISSUED SECURITIES (UNIT)	30,000
16	- OUTSTANDING SECURITIES (UNIT)	30,000
17	- SECURITIES HELD IN TREASURY (UNIT)	0
18	- REDEEMED SECURITIES (UNIT)	0
19	- CONVERTED SECURITIES (UNIT)	0
20	- UNPLACED SECURITIES (UNIT)	0
21	- LAST RESET DATE
22	- NEXT EVENT DATE	03/01/2007

ULTRAPAR PARTICIPAÇÕES S.A.

MD&A – ANALYSIS OF CONSOLIDATED EARNINGS
Third Quarter 2006

(1) Key Indicators - Consolidated

(R$ million)	3Q06	3Q05	2Q06	Change 3Q06 vs. 3Q05	Change 3Q06 vs. 2Q06	9M06	9M05	Change 9M06 vs. 9M05

Net sales and services	1,295.2	1,229.3	1,197.4	5%	8%	3,590.3	3,568.3	1%

Cost of sales and services	(1,029.9)	(1,009.7)	(960.7)	2%	7%	(2,889.3)	(2,838.9)	2%

Gross Profit	265.3	219.6	236.7	21%	12%	701.0	729.4	(4%)
Selling, general and administrative	(154.1)	(141.0)	(147.3)	9%	5%	(441.8)	(409.9)	8%
expenses
Other operating income (expense), net	0.7	0.5	0.5	40%	40%	1.8	1.0	80%

Income from operations before	111.9	79.1	89.9	41%	24%	261.0	320.5	(19%)
financial items
Financial (expense) income, net	(2.9)	(2.7)	22.4	7%	(113%)	31.9	(28.2)	213%
Equity in subsidiaries and affiliated	0.1	(0.1)	0.6	200%	(83%)	0.7	1.3	(46%)
companies
Nonoperating income (expense), net	(7.7)	(0.7)	(11.1)	1.000%	(31%)	(20.9)	(3.2)	553%

Income before taxes and social
contribution	101.4	75.6	101.8	34%	0%	272.7	290.4	(6%)
Income and social contribution taxes	(26.6)	(22.7)	(31.9)	17%	(17%)	(81.5)	(85.2)	(4%)
Benefit of tax holidays	15.3	15.3	19.4	0%	(21%)	46.1	54.7	(16%)
Minority interest	(1.3)	(1.0)	(1.2)	30%	8%	(3.6)	(2.4)	50%

Net income	88.8	67.2	88.1	32%	1%	233.7	257.5	(9%)

EBITDA	158.2	126.8	136.0	25%	16%	400.8	459.5	(13%)

Volume – LPG sales	408	409	393	(1%)	4%	1,156	1,153	0%
Volume – Chemicals sales	149	148	134	1%	11%	413	404	2%

(2) Performance Analysis:

Net Sales and Services - Ultrapar's net consolidated sales and services in 3Q06 amounted to R$ 1,295.2 million, up 5% and 8%, on the net sales in 3Q05 and 2Q06, respectively. In the first nine months of this year, Ultrapar's net sales and services amounted to R$ 3,590.3 million, up 1% on the same period in 2005.

Ultragaz: The Brazilian LPG market in 3Q06 was practically unchanged compared to the same period in 2005, with the continuing improvement in the Brazilian population disposable income being offset by the anticipation of demand buildup in 2Q06, as a result of the uncertainties related to the natural gas supply from Bolivia. Compared to 2Q06, the market experienced a 3% growth, due to the seasonally stronger sales in 3Q06. For the first nine months of this year, market growth amounted to 1%. Ultragaz's sales volume in the bottled gas segment amounted to 281,000 tons, flat compared to 3Q05 and in line with market performance. In the bulk segment, there was a drop of 1,500 tons in the volume sold, due to the loss of a large industrial client in 2Q06. Ultragaz’s total sales volume in 3Q06 amounted to 408,000 tons, down 0.5% on 3Q05 – slightly lower than the performance of the market, as a result of the loss of the above mentioned industrial client. Compared to 2Q06, Ultragaz's sales volume was up 4%, basically due to the seasonal difference between the two periods. In the first nine months of this year, Ultragaz’s sales volume totaled 1,156,000 tons, stable compared to the same period in 2005. Net sales and services at Ultragaz amounted to R$ 817.0 million in 3Q06, up 6% on the figure in 3Q05, principally as a result of the benefits arising from the company's distribution structure review and the improved sales mix in the bulk segment. Compared to 2Q06, there was a 5% increase, basically as a result of the seasonal increase in sales volume. In 9M06 Ultragaz’s net sales amounted to R$ 2,292.3 million, up 5% on the same period in 2005.

Oxiteno: Total sales volume in 3Q06 amounted to 149,000 tons, up 1% on 3Q05. Despite the modest growth in total sales volume, specific market initiatives taken by Oxiteno and the improved performance in certain segments of the economy resulted in expansion of 8% in the domestic market, generating a better geographical sales mix as well as an improved product mix. Sales volume in the domestic market totaled 109,000 tons, with the improvements spread across the various segments served by Oxiteno, however with particular emphasis on the building and agrochemical sectors. In the international market, the volume sold was 14% lower than in 3Q05, due to the reduced availability of products as a result of the increased sales in the domestic market. Compared to 2Q06, Oxiteno recorded an 11% increase in total volume, due to the seasonally stronger sales and the market initiatives, which resulted in sales growth in 3Q06 in the domestic market. In the first nine months of this year, accumulated sales volume amounted to 413,000 tons, up 2% on the volume sold in 9M05, with volume expanding by 7% in the domestic market and retracting by 8% in the international market. Oxiteno reported net sales and services of R$ 434.6 million in 3Q06, up 6% compared to 3Q05, due principally to (i) a better sales mix, with an increased proportion of specialty chemicals and sales to the domestic market, as a percentage of the total volume, (ii) the improvement in the international price of glycols, resulting from delays in the startup of new plants in the Middle-East and (iii) extraordinary revenues of R$ 3.3 million. In comparison with 2Q06, net sales and services were up 17%, basically as a result of a seasonal increase in sales volume. In the first nine months of this year, net sales and services amounted to R$ 1,162.4 million, down 7% on 9M05, basically as a result of the appreciation in the Brazilian Real between the two periods.

Ultracargo: Average storage volumes at Ultracargo in 3Q06, measured in cubic meters, were 9% higher than in 3Q05, and up 5% on 2Q06, basically due to the expansion in operations at the Santos Terminal, inaugurated in July 2005. In the transport segment, total kilometrage traveled was down 26% and 12% compared to 3Q05 and 2Q06, respectively, as a result of the decision to discontinue certain operations that had a lower aggregate value. In the first nine months of this year, Ultracargo's average storage volume measured in cubic meters was up 10% compared to the same period in 2005, while average kilometrage traveled was down 14%. Ultracargo reported net sales and services of R$ 55.3 million in 3Q06, down 10% and 6% compared to 3Q05 and 2Q06, respectively. Despite the increase in sales due to the increased volume handled at the Santos Terminal, there was a reduction in transport sales, due to the lower kilometrage traveled in 3Q06. In the first nine months of this year, Ultracargo's net sales and services amounted to R$ 172.1 million, almost unchanged on the same period a year earlier.

Cost of Sales and Services: Ultrapar’s cost of sales and services amounted to R$ 1,029.9 million in 3Q06, up 2% and 7% on 3Q05 and 2Q06, respectively. For 9M06, Ultrapar's cost of sales and services amounted to R$ 2,889.3 million, a 2% increase compared to the same period in 2005.

Ultragaz: Ultragaz’s cost of sales and services amounted to R$ 673.3 million in 3Q06. Despite the salary increase as a result of the annual collective wage agreements, this figure remained practically unchanged as a result of the slight drop in volume and cost reduction initiatives associated with the company's distribution structure review, so minimizing the effects of the increased personnel costs. Compared to 2Q06, the cost of sales and services was up by 3%, due basically to the 4% increase in volume sold. In the first nine months of this year, the company's cost of sales and services amounted to R$ 1,919.2 million, up 2% on the same period in 2005.

Oxiteno: The cost of sales and services at Oxiteno amounted to R$ 332.7 million, up 8% on 3Q05, basically as a function of (i) a 21% increase in the unit cost of ethylene in dollar terms and (ii) the increased volume of specialty chemicals, raising the cost of other raw materials, partially offset by the 7% appreciation in the Real. Compared to 2Q06, there was an increase of 17% in the company's cost of sales and services due to an 11% rise in volume sold, added to the 14% increase in the unit cost of ethylene in dollar terms. The cost of sales and services at Oxiteno over the first nine months of this year amounted to R$ 896.7 million, 2% higher than in the same period in 2005.

Ultracargo: The cost of services provided by Ultracargo amounted to R$ 35.6 million in 3Q06, down 11% and 2% compared to 3Q05 and 2Q06, respectively, due to a drop in costs in the transport segment because of the lower kilometrage traveled, partially offset by the cost increase related to the expansion in storage operations. In the first nine months of this year, the company's total cost of services provided was down 3% on the same period in 2005.

Gross Profit: Ultrapar reported gross profit of 265.3 million in 3Q06, 21% and 12% above the figures reported in 3Q05 and 2Q06, respectively. The year-to-date gross profit totaled R$ 701.0 million, a 4% decrease in relation to the same period in 2005.

Selling, General and Administrative Expenses: Ultrapar's sales, general and administrative expenses amounted to R$ 154.1 million, up 9% and 5% compared to 3Q05 and 2Q06, respectively. For the first nine months of this year, sales, general and administrative expenses amounted to R$ 441.8 million, an increase of 8% compared to the same period in 2005.

Ultragaz – Sales, general and administrative expenses at Ultragaz totaled R$ 82.7 million in 3Q06, up 13% on 3Q05, basically as a result of (i) salary increases arising from annual collective wage agreements and (ii) a higher level of variable remuneration, in line with the improvement in earnings. Compared to 2Q06, sales, general and administrative expenses were up 4%, basically because of higher sales expenses due to the 4% increase in volume sold, as well as higher variable remuneration expenses. For the first nine months of this year, sales, general administrative expenses totaled 236.3 million, 9% higher than in the same period in 2005.

Oxiteno – Sales, general and administrative expenses at Oxiteno totaled R$ 55.1 million in 3Q06, up 5% and 7% on 3Q05 and 2Q06, respectively. Administrative expenses amounted to R$ 30.9 million, up 14% and 7% on 3Q05 and 2Q06, respectively, basically due to: (i) R$ 1.8 million in extraordinary expenses and (ii) increased personnel expenses compared to 3Q05, as a result of salary adjustments arising from the annual collective wage agreement. Sales expenses were down 6% on 3Q05, due to the reduction seen in international freight expenses, because of the lower exports. In relation to 2Q06, there was an 8% increase in sales expenses, basically due to the 11% rise in volume sold - partially offset by the lower proportion of exports, as a percentage of total volume. For the first nine months of the year, sales, general and administrative expenses were 1% higher than in the same period in 2005.

Ultracargo – Ultracargo's sales, general and administrative expenses totaled R$ 17.5 million in 3Q06, up 5% compared to 3Q05, as a result of the rise in administrative expenses, due to (i) the increase in personnel expenses, largely because of the salary adjustments arising from the annual collective wage agreements; and (ii) the extraordinary expenses of discontinuing certain less profitable operations. Compared to 2Q06, SG&A expenses saw a slight drop of 1%. For the nine months ended in September 2006, Ultracargo's sales, general and administrative expenses amounted to R$ 53.6 million, 22% up on the same period in 2005.

Income from Operations before Financial Items: Ultrapar reported income from operations before financial items of R$ 111.9 million in 3Q06, 41% higher than the operating income reported in 3Q05. Compared to 2Q06, Ultrapar’s income from operations before financial items increased by 24%. Income from operations before financial items totaled R$ 261.0 million in 9M06, down 19% 9M05.

Financial Income (Expenses), Net: Ultrapar's financial result in 3Q06 amounted to expenses of R$ 2.9 million, practically unchanged on 3Q05.

Nonoperating Income (Expenses), Net: In 3Q06 Ultrapar reported nonoperating expenses, net, of R$ 7.7 million. The year-to-date nonoperating expenses, net, totaled R$ 20.9 million, basically composed by R$ 13.1 million of project analyses and R$ 12.0 million (R$ 4.0 million in 9M05) from the sale of permanent assets and provision for losses on sale of real state property.

Income and Social Contribution: Ultrapar’s 3Q06 income and social contribution taxes expenses amounted to R$ 26.6 million, a 17% increase compared to 3Q05, due to the recovery in the company’s earnings, partially offset by the reduction in undeductable expenses. Compared to 2Q06, Ultrapar’s income and social contribution taxes expenses were 17% lower, also as a result of the reduction in undeductable expenses. The income and social contribution taxes expenses in 9M06 were 4% lower than the figure in 9M05.

Benefit of Tax Holidays: Ultrapar is entitle to federal tax benefits for its activities in the Northeast Region of Brazil, due to the federal program for development of that region. Tax benefits cover Oxiteno’s plant in Camaçari, Bahiana Distribuidora de Gás and Tequimar. Ultrapar's operations generated R$ 15.3 million in benefits of tax holidays in 3Q06, practically unchanged compared to the figure in 3Q05. The benefits of tax holidays totaled to R$ 46.1 million in 9M06, 16% lower than the amount in 9M05.

Net Income: The Company's consolidated net income in 3Q06 amounted to R$ 88.8 million, up 32% on 3Q05 and flat in relation to 2Q06. Despite the improvement in the operational results, in 2Q06 there was a positive non-recurring item of R$ 27 million in the financial result, related to the winning of a lawsuit against the federal tax authorities related to the payment of PIS and COFINS taxes. Excluding this non-recurring item, Ultrapar’s net income was 45% higher compared to 2Q06. For the first nine months of the year, net income amounted to R$ 233.7 million, down 9% on the net income reported in the same period in 2005.

EBITDA: Ultrapar reported consolidated Earnings Before Interest, Depreciation and Amortization (EBITDA) of R$ 158.2 million in 3Q06, up 25% and 16% on 3Q05 and 2Q06, respectively. EBITDA accumulated in the first nine months of 2006 amounted to R$ 400.8 million, 13% down on the same period in 2005.

Ultragaz – Ultragaz reported EBITDA of R$ 89.2 million in 3Q06, up 68% on 3Q05 - as a result of the benefits arising from the company's distribution structure review. Compared to 2Q06, EBITDA was up 15%, also reflecting seasonally stronger sales in 3Q06. In the first nine months of this year, Ultragaz's EBITDA amounted to R$ 222.1 million, 38% higher than in the same period in 2005.

Oxiteno – EBITDA at Oxiteno totaled R$ 58.8 million in 3Q06, practically unchanged on 3Q05. Market initiatives and a better performance in some segments of the market resulted in gains in market share and an improved sales mix - both in geographical as well as product terms, neutralizing the negative effects of the appreciation in the Brazilian Real and the behavior in the price of ethylene. Compared to 2Q06, EBITDA was up 27%, principally due to the higher seasonal sales in the domestic market and the improved price of glycol in the international market. EBITDA for the first nine months of this year totaled R$ 145.5 million, down 44% compared to the same period in 2005.

Ultracargo – Ultracargo reported EBITDA of R$ 8.7 million, down 30% and 20%, compared to 3Q05 and 2Q06, respectively. Despite increased operations at TIS, extraordinary expenses arising from the discontinuation of some transport operations negatively impacted Ultracargo's EBITDA in 3Q06. In the first nine months of this year Ultracargo's EBTIDA amounted to R$ 28.9 million, 20% lower than the EBITDA for the same period in 2005.

EBITDA

R$ million	3Q06	3Q05	2Q06	Change 3Q06 X 3Q05	Change 3Q06 X 2Q06	9M06	9M05	Change 9M06 X 9M05
Ultrapar	158.2	126.8	136.0	25%	16%	400.8	459.5	(13%)
Ultragaz	89.2	53.1	77.6	68%	15%	222.1	160.7	38%
Oxiteno	58.8	59.6	46.2	(1%)	27%	145.5	258.0	(44%)
Ultracargo	8.7	12.5	10.9	(30%)	(20%)	28.9	36.3	(20%)

We hereby inform that, in accordance with the requirements of CVM Resolution 381/03, our independent auditors Deloitte Touche Tohmatsu Auditores Independentes have not performed during this first nine months of 2006 any service other than the external audit of the financial statements of Ultrapar and affiliated companies and subsidiaries. We also inform that there is no expectation, for the current year, for Deloitte to perform any other service amounting to more than 5% of the auditing cost.

Item 2

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Listed Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS (08/2006)

Date, Time and Place:

November 8, 2006 at 2:30 p.m. at Company Headquarters, located at Av. Brigadeiro Luiz Antônio, Nº 1343 - 9º floor, in the City and State of São Paulo.

Present:

Members of the Board of Directors, whose signatures appear below and member of the Fiscal Council, Flávio César Maia Luz.

Matters discussed:

1.	The performance of the Company in the third quarter of the current year was examined and discussed, and the respective financial statements approved.

2.	The Members of the Board approved the calendar for meetings of the Board of Directors for 2007, as listed in the attached annex.

3.	In accordance with the recommendation of the Company’s Fiscal Council/Audit Committee, the Members of the Board approved the nomination of KPMG Auditores Independentes (KPMG independent auditors), for the providing of external auditing services for the year 2007.

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., of November 8, 2006)

4.	To approve the nomination of the executives to be included in the Company's Restricted Stock Plan, which grants the benefit of shares issued by the Company.

Observation: (i) these deliberations were approved by all those members present, except for Board Member Renato Ochman, who abstained from voting.

There being no further business to discuss, the meeting was closed and the minutes of this meeting being hereby set out, read and approved by all the undersigned members present.

Paulo Guilherme Aguiar Cunha	Lucio de Castro Andrade Filho
Chairman	Vice chairman

Ana Maria Levy Villela Igel – Board Member

Paulo Vieira Belotti – Board Member

Renato Ochman – Board Member

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., of November 8, 2006)

Nildemar Secches – Board Member

Flavio César Maia Luz – Member of the Fiscal Council

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.
Date:	November 9, 2006

		By:	/s/ Fábio Schvartsman

			Name:	Fábio Schvartsman
			Title:	Chief Financial and Investor Relations Officer

(3rd quarter 2006 Financials, November 8, 2006 / Minutes of a meeting of the Board of Directors, November 8, 2006)